EXHIBIT 12

SEA CONTAINERS LTD.

COMPUTATION OF RATIOS OF

EARNINGS TO FIXED CHARGES

	Year ended December 31,										Nine months ended September 30,
	1998		1999		2000		2001		2002		2003
	(in thousands, except ratios)
Earnings before minority interests and income taxes	$63,634		$66,654		$59,146		$22,656		$59,834		$107,586

Equity in undistributed earnings of unconsolidated companies	33		(23,804)		(22,653)		(26,565)		(18,698)		(23,012)

Add back dividends received	—		513		585		103		86		—

Total earnings (loss) before income taxes	$63,667		$43,363		$37,078		$(3,806)		$41,222		$84,574

Fixed charges:

Interest	$120,879		$124,043		$141,959		$128,923		$130,831		$78,880

Amortization of finance costs	4,957		5,043		5,659		5,787		5,020		3,063

Total interest	125,836		129,086		147,618		134,710		135,851		81,943

Interest factor of rent expense	87,501		105,349		87,933		83,061		56,569		42,217

Total fixed charges	213,337		234,435		235,551		217,771		192,420		124,160

Capitalized interest	(1,392)		(1,928)		(1,365)		(1,815)		(1,168)		—

Fixed charges (excluding capitalized interest)	$211,945		$232,507		$234,186		$215,956		$191,252		$124,160

Earnings before fixed charges (excluding capitalized interest) and income taxes	$275,612		$275,870		$271,264		$212,150		$232,474		$208,734

Ratio of earnings to fixed charges	1.3	x	1.2	x	1.2	x	1.0	x	1.2	x	1.7	x